UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67641 / August 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14940

In the Matter of :	
:	ORDER MAKING FINDINGS
OPTISYSTEMS SOLUTIONS, LTD., :	AND REVOKING REGISTRATION
PARADISE TAN, INC. :	BY DEFAULT AS TO
(n/k/a GENERAL RED INTERNATIONAL), and :	POWER SMOOTHIE CAFÉ
POWER SMOOTHIE CAFÉ FRANCHISING, :	FRANCHISING, INC.
INC. :	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on July 6, 2012.[1] The Office of the Secretary and the Division of Enforcement have provided evidence that Respondent Power Smoothie Café Franchising, Inc. (Power Smoothie), was served with the OIP by July 10, 2012. I held a telephonic prehearing conference on August 6, 2012, which Power Smoothie did not attend. To date, Power Smoothie has not filed an Answer, due within ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220(b).

Power Smoothie is in default for failing to file an Answer, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Power Smoothie (CIK No. 1404750) is a dissolved Florida corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power Smoothie is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $121,362 for the prior three months.

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[1] The proceeding has ended as to OptiSystems Solutions, Ltd. OptiSystems Solutions, Ltd., Exchange Act Release No. 67504 (July 26, 2012). Paradise Tan, Inc. (n/k/a General Red International), remains in the proceeding.

In addition to repeated failures to file timely periodic reports, Respondent failed to heed the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondent failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Power Smoothie Café Franchising, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge